**SEACAP SECURITIES, LLC**
STATEMENT OF FINANCIAL CONDITION
CONFIDENTIAL PURSUANT TO RULE 17a-5(C)(3)
DECEMBER 31, 2015

## ASSETS

**Current Assets**

| | | |
|---|---|---:|
| Cash | $ | 92,297 |
| **Total Assets** | $ | 92,297 |

## LIABILITIES AND MEMBER'S EQUITY

**Current Liabilities**

| | | |
|---|---|---:|
| Accrued Expenses | $ | 1,412 |
| Due to Affiliate | $ | 20,467 |
| **Total Liabilities** | | 21,879 |
| **MEMBER'S EQUITY** | | 70,418 |
| **Total Liabilities and Members' Equity** | $ | 92,297 |

The accompanying notes are an integral part of these financial statements.